Mail Stop 4561

December 4, 2006

Mr. Haim Shani
Chief Executive Officer
Nice-Systems LTD.
8 Hapnina Street
P.O. Box 690
Ra'anana 43107, Isreal

> **Re: Nice-Systems LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 000-27466**

Dear Mr. Shani:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects

Comparison of Years Ended December 31, 2004 and 2005

1.   Your disclosure, in part, indicates that your increase in revenue "was due primarily to the inclusion of the results of Dictaphone CRS." Tell us you consideration of quantifying the extent to which increase in revenue was impacted by the acquisition of Dictaphone CRS. In addition, tell us your consideration for quantifying the extent to which such increases were attributable to increases in prices or volume of products or services sold. We refer your to Item 5.A.1 of Form 20-F. To the extent necessary, please revise your disclosure in future filings to fully comply with this guidance.

2.   We note that you have discussed the factors impacting changes in the operating results of gross profit and several of your financial statement cost captions (e.g. cost of revenues, research and development, etc.) without providing a full analysis explaining the underlying reasons or implications for the change. Your discussion should not only identify a change in a financial statement caption, but should also analyze the reasons underlying the change when material and determinable. We refer you to Section III.B.4 of SEC Release 33-8350, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operation.* To the extent necessary, please revise your disclosure in future filings to fully comply with this guidance.

Liquidity and Capital Resources, page 57

3.   Your liquidity discussion appears to be a mere recitation of changes and other information evident from the financial statements. Your liquidity discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flow and the indicative value of cash. We refer you to section IV.B of SEC Release 33-8350. To the extent necessary, please revise your disclosure in future filings to fully comply with this guidance.

Notes to the Consolidated Financial Statements

Note 1: - General

b. Acquisitions:

1. Acquisition of Dictaphone's Communications Recording Systems ("CRS"):

4.   Please tell us your consideration of disclosing the primary reasons for the transaction, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. We refer you to the disclosure requirements of paragraph 51.b of SFAS 141.

5.   We note you had a preexisting relationship with Dictaphone from your disclosure on page 95. We note you granted Dictaphone a royalty free perpetual license to certain of your respective patents (and you were granted rights to certain of their respective patents). Tell us how your settlement of this preexisting relationship and accounting for the acquisition of these rights complies with EITF 04-1. In addition, tell us your consideration of proving the disclosure required by paragraph 8 of EITF 04-1.

m. Revenue Recognition, page F-18

6.   Your disclosure indicates you establish VSOE of maintenance based on the "renewal percentage." Please clarify how your policy for establishing VSOE of fair value of maintenance services complies with paragraph 10 or 57 of SOP 97-2. As part of your response, clarify whether your arrangements separately reference the renewal percentage the customer will be required to pay to renew the maintenance services (i.e. provide a separate renewal percentage from the year-one rate).

7.   Please clarify whether you have established VSOE of fair value for your professional services element in your arrangements and if so, how your policy complies with paragraph 10 of SOP 97-2. In addition, please tell us your consideration of disclosing your policy pursuant to SAB Topic 13.B, which requires you to clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.

8.   We note your disclosure which indicates you recognize revenue for your sales to distributors, system integrators and strategic partners upon delivery (assuming all other revenue recognition criteria have been met). We further note your arrangements contain return rights. Tell us how your policy for accounting for these return rights complies with paragraph 30 of SOP 97-2 and paragraph 6 of SFAS 48. In addition, tell us whether your arrangements contain any rights for refunds or price protection.

Note 17: - Subsequent Events, page F-43

9.   We note you filed a definitive agreement to acquire IEX Corporation in April 2006 for approximately $200 million in cash. We further note from your Form 6-K filed on July 7, 2006 that this acquisition has been completed. Please tell us your consideration for providing the financial statements of IEX Corporation pursuant to Rule 3-05 of Regulation S-X and pro forma financial statements pursuant to Article 11 of Regulation S-X. In this respect, we note you filed a shelf registration statement (i.e. Form F-3) on October 14, 2005. We also note you filed a Form S-8 on May 22, 2006. For a continuous offering, updated financial statements as required by Rule 3-05 of Regulation S-X must be filed on a post-effective amendment to the registration statement during the term of the offering period. Please clarify whether the offering period for either one of these registration statements was effective at the time of the acquisition of IEX Corporation. If so, if the acquisition is considered significant, please file the financial statements of IEX Corporation pursuant to Rule 3-05 of Regulation S-X and pro forma financial statements pursuant to Article 11 of Regulation S-X. Please provide your significance analysis of the acquisition in accordance with Regulation S-X, Rule 3-05(b).

Forms 6-K filed on August 2, 2006 and November 1, 2006

10.   We note your use of non-GAAP financial measures in the Forms 6-K noted above. Please address the following comments with respect to your use of non-GAAP financial measures:

- We believe the non-GAAP operating statement columnar format appearing in the Forms 6-K noted above may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

- We note you describe one of your non-GAAP financial measures as "pro forma" results. When you use non-GAAP measures, ensure that you refer to it using a title that is different than "pro forma." Pro forma has different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e)(ii)(E).

- Please tell us your consideration of providing the disclosures required by the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

*****

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief